								Nicor Gas Company
								Form 10-Q
								Exhibit 12.01

Nicor Gas Company
Computation of Consolidated Ratio of Earnings to Fixed Charges
(thousands)

	Three	Twelve
	months ended	months ended
	September 30,	September 30,		Year Ended December 31
	2008	2008		2007		2006	2005	2004	2003

Earnings available to cover fixed charges:

Net income	$(6,049)	$65,416		$66,277		$58,656	$53,476	$62,106	$83,000

Add: Income tax expense	(2,045)	32,483		34,197		27,814	26,128	33,108	48,035

Fixed charges	9,532	40,142		41,000		45,041	43,203	37,555	37,047

Allowance for funds
used during construction and other	(62)	(33)		(182)		(614)	(1,038)	(363)	(220)

	$1,376	$138,008		$141,292		$130,897	$121,769	$132,406	$167,862

Fixed charges:

Interest on debt	$8,778	$36,999		$37,515		$37,665	$36,487	$35,606	$33,934

Other interest charges and
amortization of debt discount,
premium, and expense, net	754 *	3,143	*	3,485	*	7,376	6,716	1,949	3,113

	$9,532	$40,142		$41,000		$45,041	$43,203	$37,555	$37,047

Ratio of earnings to fixed charges	.14	3.44		3.45		2.91	2.82	3.53	4.53

*   The Company adopted FIN No. 48 on January 1, 2007. Accordingly, for 2007 and going forward, the interest included in Fixed charges is only the interest on third party indebtedness. Any interest expense accrued on uncertain tax positions is excluded from the calculation of Earnings. Prior years' calculations were not changed.